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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                BIRD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                BIRD CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   090763103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 $1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   090763301
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                FRANK S. ANTHONY
                                 VICE PRESIDENT
                                BIRD CORPORATION
                              1077 PLEASANT STREET
                               NORWOOD, MA 02062
                                 (617) 551-0656

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

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ITEM 1. SECURITIES AND SUBJECT COMPANY.

  The name of the subject company is Bird Corporation, a Massachusetts corporation (the "Company"), and the address of its principal executive offices is 1077 Pleasant Street, Norwood, Massachusetts 02062. The titles of the classes of equity securities to which this statement relates are (i) the common stock, par value $1 per share, including the associated common stock purchase rights issued pursuant to a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as amended (together, the "Common Stock"), of the Company and (ii) the $1.85 Cumulative Convertible Preference Stock, par value $1 per share (the "Preference Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by BI Expansion Corp., a Massachusetts corporation (the "Purchaser"), which is a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation ("CertainTeed"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all outstanding shares of Common Stock (the "Common Shares") at a price (the "Common Price") of $7.50 per Common Share net to the seller in cash without interest thereon, and all outstanding shares of Preference Stock (the "Preference Shares", and, together with the Common Shares, the "Shares") at a price (the "Preference Price") of $20 plus all accrued and unpaid dividends through the Expiration Date (as defined herein) per Preference Share net to the seller in cash without interest thereon, as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 12, 1996 filed by the Purchaser, CertainTeed and Saint-Gobain with the Securities and Exchange Commission (the "SEC"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are referred to collectively herein as the "Offer Documents"). A copy of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively.

  The Offer to Purchase states that the principal executive offices of the Purchaser and CertainTeed are located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482.

  The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger dated as of April 8, 1996 (the "Merger Agreement"), among CertainTeed, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, including approval of the Merger Agreement by the Company's stockholders, the Purchaser will be merged with and into the Company (the "Merger"), with the Company (the "Surviving Corporation") surviving the Merger as a wholly owned subsidiary of CertainTeed. In the Merger, each Share outstanding on the effective date of the Merger (the "Effective Date") (other than Shares held by stockholders who perfect their appraisal rights under Massachusetts law, Shares held in the Company's treasury and Shares held by the Purchaser or CertainTeed) will be converted into the right to receive $7.50 (in the case of Common Shares) and $20 plus all dividends accrued and unpaid through the Effective Date (in the case of Preference Shares), in each case in cash, without interest. The Merger Agreement also provides that CertainTeed may elect to cause the Company as soon as practicable following such election to call for redemption at the earliest permitted date all outstanding Preference Shares. In the event that the Purchaser elects to cause the Company to redeem the Preference Shares to satisfy the Minimum Condition, the Purchaser expects the Company will cause such redemption to occur at the earliest practicable date following the Expiration Date. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company. See "The Merger Agreement--Conditions to the Merger". The purpose of the Offer, the Merger Agreement and the Merger is to enable CertainTeed, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is intended to somewhat accelerate the time when CertainTeed will acquire control of the Company. The Purchaser has indicated that it intends, as soon as practicable following consummation of the Offer, to hold a special meeting of stockholders (the "Special Meeting") to approve the Merger and, as soon as practicable thereafter, to consummate the Merger. The Merger Agreement is filed as Exhibit (c)(1) hereto and is hereby incorporated herein by reference in its entirety.

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  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date such number of Common Shares that would constitute at least 66 2/3% of all outstanding Common Shares (determined on a fully diluted basis on the Expiration Date), (ii) either (x) there being validly tendered and not withdrawn prior to the Expiration Date such number of Preference Shares that would constitute at least 66 2/3% of all outstanding Preference Shares or (y) the Purchaser shall have elected to require the Company to call for redemption all outstanding Preference Shares in accordance with the Merger Agreement (clauses (i) and (ii) together being the "Minimum Condition"), (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Condition") and (iv) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any governmental authority required or necessary in connection with the Offer, the Merger and the Merger Agreement referred to herein and the transactions contemplated by the Merger Agreement having been obtained and being in full force and effect (the "Required Consents Condition"). The Purchaser has reserved the right (subject to obtaining the consent of the Company, if required, and the applicable rules and regulations of the SEC) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Condition. The Purchaser has indicated that it presently does not intend to waive the Minimum Condition. The conditions to the Offer are more fully described herein under "The Merger Agreement--Certain Conditions of the Offer" and in Sections 1 and 14 of the Offer to Purchase, which is filed as Exhibit
(a)(1) hereto, and incorporated herein by reference.

  The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, May 9, 1996, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

  As of April 8, 1996, there were 4,124,513 Common Shares outstanding, 436,600 Common Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Common Shares ("Stock Options"), 731,955 Common Shares authorized for issuance pursuant to conversion of the Preference Shares at $22.25 per Common Share (which is substantially above the Common Price) and 814,300 Preference Shares outstanding. For purposes of the Offer, Common Shares outstanding on a fully diluted basis will not include Common Shares issuable upon conversion of Preference Shares that have been validly tendered and not withdrawn prior to the Expiration Date or issuable upon the exercise of any Stock Options to the extent holders of such Stock Options have agreed not to exercise such Stock Options as long as the Merger Agreement is in effect. Based upon the foregoing, the Purchaser has informed the Company that approximately 2,766,800 Common Shares (assuming that all Preference Shares are so validly tendered and not withdrawn and all holders of Stock Options with an exercise price above the Common Price so agree) or approximately 3,528,700 Common Shares (assuming conversion of all outstanding Preference Shares and exercise of all outstanding Stock Options) and approximately 542,900 Preference Shares (assuming no conversion or redemption of any Preference Shares) must be validly tendered and not properly withdrawn prior to the Expiration Date in order for the Minimum Condition to be satisfied.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement (as defined below) in the sections entitled "EXECUTIVE COMPENSATION" and "DIRECTORS' COMPENSATION". The Company's Information Statement as mailed to the Company's stockholders on April 12, 1996 (the "Information Statement") is attached hereto as Annex A, filed as Exhibit (a)(3) hereto, and is incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger

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Agreement, filed as Exhibit (c)(1) hereto and incorporated herein by reference, and are described below under "The Merger Agreement" and "Additional Agreements, Arrangements and Understandings."

THE MERGER AGREEMENT

  The Merger Agreement. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Massachusetts law, Shares held in the Company's treasury and Shares held by the Purchaser or CertainTeed) will be converted into the right to receive an amount in cash equal to (in the case of Common Shares) $7.50 per Common Share and (in the case of Preference Shares) $20 plus all accrued and unpaid dividends as of the Effective Date per Preference Share. All outstanding shares of the Company's 5% Cumulative Preferred Stock, par value $100 per share (the "5% Stock"), will remain issued and outstanding after the Merger and will be called for redemption and retirement as soon as practicable following the Merger at a price equal to $110 per share, plus all accrued and unpaid dividends thereon as of the date of redemption and retirement. The Merger Agreement provides that CertainTeed may elect to cause the Company as soon as practicable following such election to redeem and retire at the earliest permitted date for redemption all outstanding Preference Shares. In such case, CertainTeed will provide sufficient funds to the Company to effect such redemption and retirement in exchange for a number of Common Shares equal to the amount of funds provided divided by $7.50. The Purchaser has indicated that it expects that, in the event the Purchaser elects to cause the Company to call the Preference Shares for redemption to satisfy the Minimum Condition, the Company will cause such redemption to occur at the earliest practicable date following the Expiration Date.

  (1) Vote Required to Approve Merger. If the Purchaser (i) acquires, through the Offer or otherwise, at least 66 2/3% of the outstanding Common Shares and
(ii) either acquires at least 66 2/3% of the outstanding Preference Shares or requires redemption of the Preference Shares, which would be the case if the Minimum Condition were satisfied, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

  (2) Conditions to the Merger.

  (A) Conditions to the obligations of CertainTeed and the Purchaser. The obligations of CertainTeed and the Purchaser under the Merger Agreement are subject to the satisfaction, on or prior to the closing date of the Merger (the "Closing Date"), of each of the following conditions, each of which may be waived by CertainTeed and the Purchaser except as otherwise provided by law, provided that upon the acceptance of any Common Shares and Preference Shares, if any, by the Purchaser pursuant to the Offer (the "Consummation of the Offer") each of the following conditions (other than the conditions set forth in clauses (iii)(b), (iii)(d) and (iv)(b) below) shall be deemed waived by the Purchaser and CertainTeed: (i) the representations and warranties of the Company contained in the Merger Agreement (without regard to any supplemental information provided after the date of the Merger Agreement) that are qualified as to materiality shall be true and correct, and the representations that are not so qualified shall be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Effective Date, and between the date of the Merger Agreement and the Effective Date there shall not have been any event or change in circumstance causing or reasonably anticipated to cause in the future (a) any material adverse effect on the business, assets, properties, condition (financial or other) or results of operations of the Company and its subsidiaries taken as a whole or the Surviving Corporation and its subsidiaries taken as a whole or (b) any material adverse effect on the ability of the Company to carry out the transactions contemplated by the Merger Agreement without significant unanticipated delay or expense (clauses
(a) and (b) together being a "Material Adverse Effect"); (ii) each of the obligations of the Company to be performed by it on or before the Closing Date pursuant to the terms of the Merger Agreement shall have been duly performed or complied with in all material respects by the Closing Date; (iii)(a) all corporate action necessary by the Company to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger) shall have been duly and validly taken, and the Company and the Purchaser shall have full right and power to merge on the

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terms provided in the Merger Agreement; (b) the holders of the Common Shares and the Preference Shares shall have duly approved the Merger at the Special Meeting (other than if such approval shall not have occurred solely due to the breach by CertainTeed or the Purchaser of its obligation, upon consummation of the Offer, to vote its Common Shares and Preference Shares in favor of the Merger); (c) all consents, approvals and authorizations from third persons and governmental authorities identified in the Schedules to the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall have been obtained; and (d) all applicable waiting periods under the HSR Act shall have expired or been terminated; (iv)(a) there shall not be any pending or threatened suit, action or proceeding by any governmental authority
(1) challenging the acquisition by CertainTeed or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement that are material in relation to the Company and its subsidiaries taken as a whole, (2) seeking to prohibit or limit the ownership or operation by the Company, CertainTeed or any of their respective subsidiaries of any material portion of the business or assets of the Company, or any of their respective subsidiaries, or to compel the Company, CertainTeed or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (3) seeking to impose limitations on the ability of CertainTeed or the Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of common stock of the Surviving Corporation, (4) seeking to prohibit CertainTeed or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or of CertainTeed and its subsidiaries or (5) which otherwise is reasonably likely to have a Material Adverse Effect, (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order or legal restraint or prohibition enacted, entered, promulgated, enforced, issued or deemed applicable to the Merger or the transactions contemplated thereby, or any other action shall be taken by any governmental authority or court, in each case preventing the consummation of the Merger or the transactions contemplated thereby, shall be in effect; (v) all directors of the Company whose resignation is requested by CertainTeed at least five days before the Closing Date will have submitted their resignations effective as of the Closing Date; (vi) no more than ten percent of the issued and outstanding shares of any class of equity securities of the Company entitled to dissenters rights as of the Closing Date shall be dissenting shares entitled to receive the fair value of such shares in accordance with Sections 85 through 98 inclusive of the Massachusetts Business Corporation Law (the "MBCL"); (vii) each outstanding option (each a "Stock Option") issued under the Company's 1982 Stock Option Plan, as amended (the "1982 Option Plan"), the Company's 1992 Stock Option Plan, as amended (the "1992 Option Plan") and the Company's 1992 Non-Employee Directors Stock Option Plan, as amended (the "Non-Employee Directors Option Plan") shall have been amended to effect the transactions contemplated by the Merger Agreement; and (viii) the Company shall have furnished CertainTeed with such certificates of its officers and others to evidence compliance with the conditions set forth in the Merger Agreement as may be reasonably requested by CertainTeed, and the form and substance of all opinions, certificates and other documents required by or furnished pursuant to the Merger Agreement shall be satisfactory in all reasonable respects to CertainTeed and its counsel. On April 11, 1996, the Company informed the Purchaser that the condition described in clause (vii) above relating to Stock Options had been satisfied.

  (B) Conditions to the Obligations of the Company. The obligations of the Company under the Merger Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Company except as otherwise provided by law, provided that, upon Consummation of the Offer, each of the following conditions (other than the conditions set forth in clauses (iii) and (iv) below) shall be deemed waived by the Company: (i) the representations and warranties of CertainTeed and the Purchaser contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations that are not so qualified shall be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Effective Date; (ii) each of the obligations of CertainTeed and the Purchaser to be performed by them on or before the Closing Date pursuant to the terms of the Merger Agreement shall have been duly performed and complied with in all material respects by the Closing Date; (iii)(a) all corporate action necessary by the Purchaser and CertainTeed to authorize the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the

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Merger Agreement shall have been duly and validly taken, the Purchaser shall have full right and power to merge on the terms provided in the Merger Agreement and the Company's stockholders shall have approved the Merger at the Special Meeting called for that purpose; (b) all consents, approvals and authorizations from third persons and governmental authorities identified in the Schedule to the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall have been obtained; and (c) all applicable waiting periods under the HSR Act shall have expired or been terminated; (iv) no judicial, administrative or arbitration order, award, judgment, writ, injunction or decree shall have been entered by a governmental authority with proper jurisdiction and not revised prohibiting the Merger, and no legal action shall have been instituted by any governmental authority challenging the Merger which if successful would prohibit the consummation of the Merger; and (v) CertainTeed and the Purchaser shall have furnished the Company with such certificates of their respective officers and others to evidence compliance with the conditions set forth in the Merger Agreement as may be reasonably requested by the Company, and the form and substance of all certificates and other documents required by or furnished pursuant to the Merger Agreement shall be satisfactory in all reasonable respects to the Company and its counsel.

  (3) Termination of the Merger Agreement. Unless the Consummation of the Offer shall have occurred and Designated Directors (as defined below) shall constitute at least a majority of the members of the Board of Directors of the Company (the "Board"), the Merger Agreement shall be terminated, and the Merger abandoned, if the requisite vote of the Company's stockholders with respect to the Merger Agreement is not obtained as contemplated by the Merger Agreement. Notwithstanding approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company or by CertainTeed, the Merger Agreement may be terminated, and the Offer and Merger abandoned, at any time prior to the Effective Date:

    (A) by mutual consent of CertainTeed, the Purchaser and the Company;

    (B) unless the Consummation of the Offer shall have occurred and Designated Directors shall constitute at least a majority of the members of the Board of the Company, by CertainTeed, the Purchaser or the Company at any time after September 30, 1996;

    (C) by CertainTeed or the Purchaser if (a) the Offer terminates without any Shares being accepted for payment due to (x) failure of the Minimum Condition or (y) any of the other conditions to the Offer (other than solely the condition described in paragraph (11)(c) hereof) shall have become impossible to fulfill and shall not have been waived (see "--Certain Conditions of the Offer"), (b) any of the conditions to the obligations of CertainTeed and the Purchaser to consummate the Merger becomes impossible to fulfill and shall not have been waived or deemed waived in accordance with the Merger Agreement (it being understood that with respect to any condition described in clause (iv) (b) of paragraph (2)(A) above, any condition described therein relating to an order, injunction or judicial decree shall be deemed not to have become impossible to fulfill until such order, injunction or decree shall have become final and non-appealable),
  (c) the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement, the Offer or the Merger or (d) unless the Consummation of the Offer shall have occurred and Designated Directors shall constitute at least a majority of the members of the Board of the Company, the Company fails to perform in any material respect any of its obligations under the Merger Agreement or breaches in any material respect any provision of the Merger Agreement, and the Company has failed to perform such obligation or cure such breach, within 10 days of its receipt of written notice thereof from CertainTeed or the Purchaser and such failure to perform shall not have been waived in accordance with the terms of the Merger Agreement; or

    (D) by the Company if (a) any of the conditions to the obligations of the Company to consummate the Merger shall become impossible to fulfill and shall not have been waived in accordance with the terms of the Merger Agreement, (b) CertainTeed or the Purchaser fails to perform in any material respect any of its obligations under the Merger Agreement or breaches in any material respect any provision of the Merger Agreement, and CertainTeed and the Purchaser have failed to perform such obligation or cure such breach, within 10 days of its receipt of written notice thereof from the Company, and such failure to perform shall

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  not have been waived in accordance with the terms of the Merger Agreement,
  (c)(i) the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement, the Offer or the Merger and (ii) the Company pays CertainTeed in cash all CertainTeed's Expenses and the Alternate Transaction Fee (each as defined in the first paragraph under "Fees and Expenses" below) or (d) if the Purchaser (i) shall have failed to commence the Offer within the time required under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) shall have failed to pay for any Shares accepted for payment pursuant to the Offer and, in the case of clause (ii), the Purchaser shall have failed to make such payment within three business days of receipt of written notice thereof from the Company.

  Notwithstanding any provisions to the contrary in the Merger Agreement, (i) the sole remedy of CertainTeed or the Purchaser for a breach by the Company of any representation or warranty set forth in the Merger Agreement shall be the termination of the Merger Agreement (if permitted by the Merger Agreement) unless such breach was made with the actual knowledge of the President and Chief Executive Officer of the Company, the Vice President of Finance and Administration of the Company or the General Counsel of the Company, after due inquiry of other managerial employees of the Company who would be reasonably expected to have knowledge as to the matter represented (a "Company Willful Misrepresentation"), and (ii) the sole remedy of the Company for a breach by CertainTeed or the Purchaser of any representation or warranty set forth in the Merger Agreement shall be the termination of the Merger Agreement (if permitted by the Merger Agreement) unless such breach was made with the actual knowledge of the President, Executive Vice President or Senior Vice President of CertainTeed, after due inquiry of other managerial employees of CertainTeed who would be reasonably expected to have knowledge as to the matter represented (a "CertainTeed Willful Misrepresentation").

  (4) Procedure for Termination and Amendment. The Merger Agreement provides that the termination or amendment of the Merger Agreement pursuant to the Merger Agreement requires, in the case of the Company, action by its Board or the duly authorized designee of its Board in order to be effective. In the event that the Purchaser's designees are appointed or elected to the Board of the Company as provided in the Merger Agreement, after the Consummation of the Offer and prior to the time the Merger becomes effective, the affirmative vote of at least a majority of the Continuing Directors (as defined below) shall be required for the Company to agree to amend, waive compliance with or terminate the Merger Agreement.

  (5) Takeover Proposals. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries or affiliates to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries to (a) solicit or initiate, or knowingly encourage the submission of, any takeover proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any takeover proposal (except for (i) non-confidential information, or (ii) filings with the SEC; provided, however, that prior to the earlier of the Consummation of the Offer or the Special Meeting, to the extent required by the fiduciary obligations of the Board of the Company, as determined in good faith by the Board of the Company based on the advice of counsel, the Company may, (A) in response to an unsolicited request therefor, furnish information with respect to the Company (pursuant to a confidentiality agreement at least as restrictive (as determined by the Company's counsel) as the Confidentiality Agreement dated April 13, 1994, as amended, between the Company and Saint-Gobain Corporation, a Pennsylvania corporation and an indirect wholly owned subsidiary of Saint-Gobain) to any person who has indicated to the Company that it is interested in pursuing a qualified takeover proposal and discuss such information (but not the terms of any possible takeover proposal) with such person and (B) upon receipt by the Company of a qualified takeover proposal, following the delivery to CertainTeed of the notice required pursuant to the Merger Agreement, participate in discussions or negotiations regarding such qualified takeover proposal. Without limiting the foregoing, it is understood that any violation of the restrictions described in the preceding sentence by any officer of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or its subsidiaries shall be deemed a breach of the Merger Agreement by the Company. For purposes of this Section under the heading "Takeover Proposals", "takeover proposal" means any proposal for a merger or other business combination (regardless of legal form) involving the Company or any subsidiary or any proposal or offer to acquire in any manner, directly or indirectly, a substantial portion of the assets or business of the Company or a substantial equity interest in, or any substantial amount of voting securities of, the Company or any subsidiary, or any other transaction outside the ordinary course of business and not otherwise specifically permitted by the terms of the Merger Agreement the consummation of which would impede or prevent the consummation of the Merger pursuant to the terms of the Merger Agreement; and "qualified takeover proposal" means a takeover proposal having terms which the Board of the Company determines (based on, among other things, the advice of a financial advisor of nationally recognized reputation) in its good faith reasonable judgment to be more favorable to the holders of Common Shares than the Common Price and to the holders of Preference Shares than the Preference Price and likely to be fully financed and consummated.

  The Merger Agreement provides further that, except as described below, neither the Company's Board nor any committee thereof shall (i) withdraw or modify or propose to withdraw or modify, in a manner adverse to CertainTeed or the Purchaser, the approval or recommendation by such Board or any such committee of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend, or propose to approve or recommend, any takeover proposal or (iii) enter into any agreement with respect to any takeover proposal. Notwithstanding the foregoing, in the event the Board of the Company receives a qualified takeover proposal, the Board of the Company or any committee thereof or the Company may (subject to the limitations (described in this Section under the heading "Takeover Proposals") in the preceding paragraph) withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger at any time after 48 hours following CertainTeed's receipt of written notice (a "Notice of Qualified Takeover Proposal") advising CertainTeed that the Board of the Company has received a qualified takeover proposal, specifying the material terms and conditions of such qualified takeover proposal and identifying the person making such qualified takeover proposal. The Company may take any of the foregoing actions pursuant to the provision described in the preceding sentence only until the earlier of the Consummation of the Offer or the approval of the Merger at the Special Meeting. The Company shall not be prohibited from taking and disclosing to its stockholders a position contemplated by SEC Rule 14e-2(a) under the Exchange Act following CertainTeed's receipt of a Notice of Qualified Takeover Proposal provided that the Company does not withdraw or modify its position with respect to the Merger or approve or recommend a takeover proposal.

  In addition to the obligations of the Company described in the preceding paragraphs, the Company shall promptly advise CertainTeed orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry and the identity of the person making any such takeover proposal or inquiry. The Company shall keep CertainTeed fully informed of the status and details of any such request, takeover proposal or inquiry.

  (6) Fees and Expenses. Except with respect to the circumstances described below, the Merger Agreement provides that each of the Purchaser, CertainTeed and the Company will bear its own costs, fees and expenses in connection with the negotiation, execution, delivery and performance of the Merger Agreement (including the Initial Merger Agreement (as defined herein)) and the consummation of the Offer and the Merger.

  The Merger Agreement provides that in the event that the Board of the Company wishes to withdraw or adversely modify its approval or recommendation of the Merger Agreement, the Offer or the Merger, prior to such withdrawal or modification the Company shall pay in same day funds to CertainTeed (a) its Expenses (defined below) incurred to date and thereafter shall pay in same day funds to CertainTeed within one business day after demand therefor all subsequently incurred Expenses, provided, that the Company shall not be obligated to pay any such Expenses to the extent they exceed an aggregate of $1 million, and (b) an alternate transaction fee of $1.5 million (the "Alternate Transaction Fee"). In the event the Company receives a takeover proposal from a person other than CertainTeed or one of its affiliates or a takeover proposal is publicly disclosed prior to the Expiration Date (or in the case of clauses (ii) and (iii), prior to the Special Meeting) or, if earlier, termination of the Merger Agreement, and (i) at the Expiration Date a sufficient number of Shares shall not have been tendered to satisfy the Minimum Condition (and the Purchaser shall not have elected to cause the Company to redeem the Preference Shares in order to satisfy the Minimum Condition), (ii) at the Special Meeting the required approval of the Merger by the Company's stockholders is not obtained, or (iii) the Merger Agreement is terminated (other than by the Company if the Board of the Company withdraws or modifies its approval or recommendation of the Merger Agreement or the Merger) prior to a vote on the Merger at the Special Meeting unless the Consummation of the Offer shall have occurred, the Company shall pay in same day funds to CertainTeed within two business days after the earlier of such Expiration Date, Special Meeting or termination of the Merger Agreement (a) all Expenses incurred to date, and thereafter will pay in same day funds to CertainTeed within one business day after demand therefor, all subsequently incurred Expenses, provided, that the Company shall not be obligated to pay any such Expenses to the extent they exceed an aggregate of $1 million, and (b) the Alternate Transaction Fee. With regard to clause (a) in the provisos of the immediately preceding sentence, "Expenses" means all out-of-pocket fees and expenses (including without limitation all travel expenses and all fees and expenses of counsel, investment banking firms, accountants, experts and consultants to CertainTeed or the Purchaser) incurred or paid by or on behalf of CertainTeed or the Purchaser during or after 1994 in connection with or leading to the Merger Agreement, the transactions contemplated thereby, and performing or securing the performance of the obligations of the parties thereunder, including, without limitation, such fees and expenses related to preparation and negotiation of documentation and conducting due diligence. CertainTeed is required within 36 hours after request therefor to advise the Company of an estimate of its Expenses if the Company wishes to withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger pursuant to the Merger Agreement.

  The Merger Agreement also provides that in the event that the Merger Agreement is terminated, the Offer is terminated or the Merger does not occur
(i) solely due to a breach by CertainTeed or the Purchaser of any of its covenants or obligations under the Merger Agreement or due to a CertainTeed Willful Misrepresentation or (ii) solely due to a breach by the Company of any of its covenants or obligations under the Merger Agreement or due to a Company Willful Misrepresentation, then in the case of a termination pursuant to clause (i) above, CertainTeed and the Purchaser shall promptly pay to the Company, and in the case of termination pursuant to clause (ii) above, the Company shall promptly pay to CertainTeed and the Purchaser, in same day funds all Expenses (as defined below) incurred to date (after giving credit for any reimbursement of expenses already made pursuant to the provisions described in the immediately preceding paragraph) and thereafter shall pay in same day funds within one business day after demand therefor all subsequently incurred Expenses. For purposes of the provisions described in this paragraph, "Expenses" means all out-of-pocket fees and expenses (including without limitation all travel expenses and all fees and expenses of counsel, investment banking firms, accountants, experts and consultants to CertainTeed or the Company, as the case may be) incurred or paid by or on behalf of CertainTeed, the Purchaser or the Company, as the case may be, during or after 1994 in connection with or leading to the Merger Agreement, the transactions contemplated thereby, and performing or securing performance of the obligations of the parties thereunder, including, without limitation, such fees and expenses related to preparation and negotiation of documentation and conducting due diligence. Nothing described in this or the immediately preceding paragraph limits damages that would otherwise be recoverable for breaches under the Merger Agreement.

  (7) Conduct of Business by the Company. Pursuant to the Merger Agreement, except as otherwise expressly contemplated or permitted by the Merger Agreement or otherwise consented to or approved by an authorized officer of CertainTeed, the Company has agreed that prior to the Effective Date (or, if earlier, when a majority of the members of the Board of the Company are designees of the Purchaser in accordance with the Merger Agreement) the business of the Company and its subsidiaries shall be conducted in the ordinary course consistent with past practice and: (a) no change will be made in the respective articles or certificate of organization or incorporation or by-laws of the Company or any of its subsidiaries; (b) no change shall be made in the number of shares of the Company's authorized, issued or outstanding capital stock; nor shall any conversion rights by which the Company or any subsidiary is or may become bound to issue, transfer, sell, repurchase or otherwise acquire or retire any shares of capital stock or other ownership interest of the Company or any subsidiary, or any securities convertible into or exchangeable or exercisable for any such shares or other ownership interest be granted, made, redeemed or amended; nor will the Company or any subsidiary issue, deliver, pledge or sell any such shares, securities or obligations (except deliveries or pledges in favor of the Company's senior lenders); provided, however, that the Company is permitted to issue shares or other securities as contemplated by the

Company's Employee's Savings and Profit Sharing Plan (the "Savings Plan") as in effect on the date of the Merger Agreement and is permitted to issue Common Shares in connection with the due exercise of Stock
Options issued pursuant to the 1982 Option Plan, the 1992 Option Plan, the Non-Employee Directors Option Plan or any other right or convertible security outstanding as of the date of the Merger Agreement in accordance with the existing terms thereof; (c) except as required (including the obligations set forth in the Merger Agreement) with respect to the Company's 5% Stock or as permitted by the Merger Agreement with respect to the Preference Shares, (x) no dividend shall be declared or paid or other distribution (whether in cash, stock, property or any combination thereof) or payment declared or made in respect of the Common Shares or any other outstanding capital stock of the Company, nor shall the Company or any subsidiary (y) purchase, acquire or redeem any Common Shares, 5% Stock or Preference Shares or (z) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (d) neither the Company nor any subsidiary shall enter into any material contract, or except in the ordinary course of business consistent with past practice any other agreement, commitment or instrument;
(e) the Company shall use and shall cause each subsidiary to use its and their respective reasonable efforts to preserve its and their business organization intact, to keep available the services of its and their officers and present key employees and to preserve its and their properties and the goodwill of its and their suppliers, customers and others with whom business relationships exist; (f) the Company shall not take, agree to take or permit any subsidiary to take any action or do or permit to be done anything in the conduct of its business or that of any subsidiary which would be contrary to or in breach of any of the terms or provisions of the Merger Agreement or which would cause any of the representations of the Company contained in the Merger Agreement to be or become untrue in any material respect; (g) neither the Company nor any of its subsidiaries shall adopt or amend in any material respect or terminate any benefit plan, except as required by law, or change any actuarial or other assumption used to calculate funding obligations with respect to any Company pension plan (except to the extent that failure to make such change would result in noncompliance with generally accepted accounting principles ("GAAP"), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the Internal Revenue Code of 1986, as amended (the "Code"), or change the manner in which contributions to any Company pension plan are made or the basis on which such contributions are determined, except as required by applicable law; (h) the Company shall not acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory, raw materials, supplies and similar materials in the ordinary course of business consistent with past practice and capital expenditures complying with clause (k) below; (i) the Company shall not sell, lease, license, mortgage or otherwise encumber or subject to any lien (except in favor of the Company's senior lenders or certain liens permitted under the Merger Agreement or otherwise dispose of any of its material properties or assets, except bona fide sales of inventory in the ordinary course of business consistent with past practice; (j) the Company shall not (x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and routine endorsements in the process of collection, or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or routine travel and similar advances to employees; (k) the Company shall not make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $250,000; (l) the Company shall not make any tax election or settle or compromise any income tax liability; provided that CertainTeed will not unreasonably withhold any consent or approval of any such tax election, settlement or compromise; and provided further that the filing of the Company's 1995 Federal income tax return and 1995 state and local income tax returns shall not constitute the settling or compromising of any income tax liability for purposes of this paragraph; (m) the Company will not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities that are reflected or reserved against in the Company's balance sheet as of December 31, 1995, or incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party, except as permitted by the Merger Agreement; and (n) the Company shall not authorize any of, or commit or agree to take any of, the foregoing actions.

  The Merger Agreement requires CertainTeed to respond within a reasonable period of time to any request for consent or approval required to take any of the actions described in the preceding paragraph.

  The Merger Agreement also requires that the Company promptly advise CertainTeed orally and in writing of any change or event of which the Company has knowledge having, or which, insofar as can reasonably be foreseen, would have, a Material Adverse Effect.

  (8) Directors. Subject to compliance with applicable law (including Section 14(f) of the Exchange Act), upon the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer, the Purchaser shall be entitled to designate at least a majority of the members of the Board of Directors of the Company, and the Company and its Board of Directors shall, at such time, take any and all such action (including to increase the size of the Board of Directors or to use their best efforts to cause directors to resign) needed to cause a sufficient number of the Purchaser's designees to be appointed to the Company's Board of Directors such that the designees shall constitute such majority (any director so designated by the Purchaser, a "Designated Director"). It is understood that immediately after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer (x) the Company's Board of Directors shall consist of seven members, (y) the initial designees of the Purchaser to the Company's Board of Directors are expected to be Michel L. Besson, Peter R. Dachowski, Thomas A. Decker and James E. Hilyard and (z) the remaining members of the Company's Board of Directors are expected to be Robert P. Bass, Jr., Richard C. Maloof and Joseph D. Vecchiolla. In the event that, after the acquisition by the Purchaser of at least a majority of the outstanding Common Shares pursuant to the Offer and prior to the Effective Date, the number of members of the Board of Directors increases (including pursuant to the provisions of the Preference Shares and the 5% Stock), the Company and its Board of Directors shall, at such time, take any and all such additional action (including to increase the size of the Board of Directors, to use their best efforts to cause additional directors to resign and to appoint additional designees of the Purchaser) needed to cause a sufficient number of the Purchaser's designees to be appointed to the Board of Directors such that the designees shall then constitute at least a majority of the members of the Board of Directors. The Company, CertainTeed and the Purchasers shall use their respective best efforts to cause at least three members of the Company's Board of Directors at all times prior to the Effective Date to be Continuing Directors. "Continuing Director" means (a) any member of the Company's Board of Directors on the date of the Merger Agreement, (b) any member of the Company's Board of Directors who is not an employee or director or affiliate of, and not a Designated Director or other nominee of, the Purchaser or CertainTeed or their respective subsidiaries, and (c) any successor of a Continuing Director who is (i) not an employee or director or affiliate of, and not a Designated Director or other nominee of, the Purchaser or CertainTeed or their respective subsidiaries and (ii) recommended to succeed such Continuing Director by at least a majority of the then Continuing Directors.

  (9) Stock Options. The Merger Agreement provides that, with respect to unexpired Stock Options, whether or not exercisable at the Effective Date, including stock appreciation rights relating thereto, outstanding on the Effective Date which have been issued pursuant to the 1982 Option Plan, the 1992 Option Plan or the Non-Employee Directors Option Plan, each such Stock Option with an exercise price less than the Common Price (an "Eligible Option") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, for each Common Share subject thereto, a cash payment without interest equal to $7.50, less the per share exercise price of each such Stock Option. Such Stock Options will be canceled upon such cash payment following the Merger. Any Stock Option with an exercise price equal to or greater than the Common Price (an "Ineligible Option") shall be canceled upon the Effective Date without payment of any consideration. The Merger Agreement requires the Company to use its best efforts to amend each outstanding Stock Option issued under the 1982 Option Plan, the 1992 Option Plan and the Non-Employee Directors Option Plan to effect the transactions contemplated by the Merger Agreement, including the cancellation of the Stock Options in connection with the Merger in accordance with the foregoing. On April 11, 1996 the Company informed the Purchaser that all such Stock Options had been so amended. Each Common Share issued by the Company but not yet vested pursuant to the Savings Plan shall, in connection with the Merger, become vested in the person to whose account such Common Share was issued and converted into the right to receive the Common Price pursuant to the Merger Agreement.

  The Company has informed the Purchaser that, as of April 8, 1996, there were no Common Shares held in escrow pursuant to the Company's Long Term Incentive Compensation Plan (the "LTIP"). Immediately following the Effective Date, the Company's 1982 Option Plan, 1992 Option Plan, Non-Employee Directors Option Plan, LTIP and Savings Plan shall be terminated and no further stock awards or stock options will be granted thereunder from and after the date of the Merger.

  (10) Indemnification and Insurance. In the Merger Agreement, CertainTeed and the Purchaser have agreed that all rights to indemnification in existence as of the date of the Merger Agreement in favor of the directors or officers of the Company and its subsidiaries (the "Indemnified Parties") as currently provided in their respective certificates or articles of incorporation or organization and by-laws or in any agreements, contracts or arrangements with the Company or any of its subsidiaries in effect as of the date of the Merger Agreement and previously furnished to CertainTeed and to the extent not in violation of applicable state law, shall survive the Merger and shall continue in full force and effect for a period of five years from the Effective Date; provided that, in the event any claim or claims are asserted or made within such five year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. In addition, the Merger Agreement provides that, to the extent currently provided in the certificates or articles of incorporation or organization and by-laws of the Company and its subsidiaries and Massachusetts law, or agreements, contracts or arrangements disclosed to CertainTeed with the Company or any of the subsidiaries, in the event that any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transaction contemplated by the Merger Agreement, occurring prior to, and including, the Effective Date, or otherwise relating to or arising out of such matters, CertainTeed or the Surviving Corporation will periodically advance to such Indemnified Party his or her legal and other expenses (including the costs of any investigation and preparation incurred in connection therewith).

  The Merger Agreement provides that CertainTeed will use all reasonable efforts to maintain in effect, or shall cause the Surviving Corporation to use all reasonable efforts to maintain in effect, for two years after the Effective Date, directors' and officers' liability insurance ("D&O Insurance") covering those persons covered by the Company's directors' and officers' liability insurance on the date of the Merger Agreement or the Effective Date and which is substantially equivalent in terms of coverage and amount as the Company has in effect on the Effective Date so long as such insurance is available and the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"), which the Company informed CertainTeed was $179,000. If the existing D&O Insurance expires, is terminated or canceled during such two-year period, CertainTeed shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

  The Merger Agreement further provides that (a) any Indemnified Party wishing to claim indemnification pursuant to the Merger Agreement, upon learning of any legal action, suit, investigation, inquiry or proceeding by any governmental authority or other person, shall promptly notify CertainTeed and the Surviving Corporation with respect thereto, but the failure to so notify shall not relieve CertainTeed or the Surviving Corporation of any liability it may have to such Indemnified Party under the Merger Agreement except to the extent that CertainTeed and the Surviving Corporation are materially prejudiced thereby, (b) CertainTeed and the Surviving

Corporation shall periodically, as requested, advance to such Indemnified Party his, her or its legal and other expenses (including the cost of investigation and preparation incurred in connection therewith) to the extent such
Indemnified Party is indemnified pursuant to the Merger Agreement, unless it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification hereunder, and (c) CertainTeed and the Surviving Corporation shall be subrogated to any rights any Indemnified Party may have with respect to any amounts paid to or on behalf of such Indemnified Party by CertainTeed and the Surviving Corporation pursuant to the Merger Agreement.

  (11) Certain Conditions of the Offer. The Merger Agreement provides that notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition, the HSR Condition and the Required Consents Condition shall all have been satisfied. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Consummation of the Offer any of the following conditions exist:

    (a) the representations and warranties of the Company contained in the Merger Agreement (without regard to any supplemental information provided pursuant to the Merger Agreement) that are qualified as to materiality shall not be true and correct, and the representations that are not so qualified shall not be true and correct in all material respects, in each case on and as of the date of the Merger Agreement and on and as of the Expiration Date;

    (b) any of the obligations of the Company to be performed by it on or before the Expiration Date pursuant to the terms of the Merger Agreement shall not have been duly performed or complied with in all material respects by that date;

    (c) since December 31, 1995, there shall have occurred (or it shall be reasonably expected that there will be) any event, change or circumstance causing, or reasonably anticipated to cause in the future, any Material Adverse Effect;

    (d) any consents, approvals and authorizations from third persons and governmental authorities identified in the Merger Agreement required to consummate the transactions contemplated by the Merger Agreement shall not have been obtained;

    (e) there shall be pending or threatened any suit, action or proceeding by any governmental authority (i) challenging the acquisition by CertainTeed or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or seeking to obtain from the Company, CertainTeed or the Purchaser any damages related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, CertainTeed or any of their respective subsidiaries of any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, or to compel the Company, CertainTeed or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, CertainTeed or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
  (iii) seeking to impose limitations on the ability of CertainTeed or the Purchaser to acquire or hold, or exercise full rights of ownership of, any common stock of the Surviving Corporation, (iv) seeking to prohibit CertainTeed or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries or of CertainTeed and its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect;

    (f) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental authority or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (e) above;

    (g) the Company's Board or any committee thereof shall have withdrawn or modified in a manner adverse to CertainTeed its approval or recommendation of the Offer, the Merger or the Merger Agreement or resolved to take any of such actions; or

    (h) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of the Purchaser and CertainTeed and may, subject to the terms of the Merger Agreement, be waived by the Purchaser and CertainTeed in whole or in part at any time and from time to time. The failure by CertainTeed or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  (12) Representations and Warranties. The Merger Agreement contains various customary representations and warranties. The Merger Agreement requires that CertainTeed, the Purchaser and the Company shall each take such action as is reasonably necessary to render their respective representations and warranties accurate on and as of the Effective Date. Without limiting the foregoing, the Merger Agreement provides that the Company shall take any action required by CertainTeed to ensure the accuracy of its representations pertaining to the Rights Agreement and Massachusetts' anti-takeover laws.

  (13) Confidentiality Agreement. The Merger Agreement provides that the provisions of the confidentiality agreement dated April 13, 1994 (the "Confidentiality Agreement"), between the Company and Saint-Gobain Corporation in connection with the transactions contemplated by the Merger Agreement shall be incorporated and made a part of the Merger Agreement except that the termination of the Confidentiality Agreement shall be extended to December 31, 1996.

ADDITIONAL AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS

  Indemnification of Directors and Officers. Paragraph (d) of Article VI of the Restated Articles of Organization (the "Restated Articles") of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability. Paragraph (d) provides further, however, that to the extent provided by applicable law, it will not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for distributions to one or more stockholders of the Company made in violation of the Restated Articles or which are made when the Company is insolvent or which render it insolvent, if such distributions are not repaid, (iv) for loans made to officers or directors of the Company which are not repaid if the director has voted for such loans and they have not been approved or ratified, as loans reasonably expected to benefit the Company, by a majority of directors who are not recipients of such loans or the holders of a majority of voting shares, which holders are not recipients of such loans, or (v) for any transactions from which the director derived an improper personal benefit.

  Section 13(b)(1 1/2) of the MBCL authorizes the provisions of the Restated Articles described above, subject to the limitations described above.

  Section 1 of Article VI of the Company's By-laws provides that the Company shall indemnify each of its directors, officers and agents, and persons who serve at the Company's request as directors, officers or agents of another organization in which the Company directly or indirectly owns shares or of which the Company is a creditor, against all liabilities, costs and expenses (including amounts paid in satisfaction of judgments or in compromise of claims, penalties, counsel fees and legal costs) reasonably incurred by, imposed upon or assessed to such person in connection with or resulting from any action, suit or proceeding, to which such person is or may be made a party by reason of such person's being or having been such a director, officer or agent, except in relation to matters as to which such person shall have been finally adjudicated in any proceeding either to be liable for actual misconduct in the performance of that person's duties or not to have acted in good faith in the reasonable belief that such person's action was in the best interest of the Company.

  As to any matter disposed of by a compromise payment by any such person, pursuant to a consent decree or otherwise, Section 1 of Article VI of the Company's by-laws provides that no indemnification shall be provided to such person for such payment or for any other expenses unless such compromise has been approved as in the best interests of the Company, after notice that it involves such indemnification (i) by a majority of the disinterested directors then in office or (ii) if there is not such majority of disinterested directors, by independent legal counsel to whom the question may be referred by the Board of Directors.

  Section 1 of Article VI of the Company's by-laws provides further that a majority of the directors then in office may authorize payment by the Company of expenses incurred by any such person in defending any such action or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by the person so indemnified to repay to the Company the amounts so paid if such person is adjudicated to be not entitled to indemnification under Section 1 of Article VI.

  Section 2 of Article VI of the Company's By-laws gives the Board of Directors of the Company the power to authorize the purchase and maintenance of insurance on behalf of any person who is or was a director, officer or agent of the Company, or who is or was serving at the request of the Company as a director, officer or agent of another organization in which the Company directly or indirectly owns shares or of which it is a creditor, against any liability incurred by such person in any such capacity, or arising out of such person's status as such director, officer or agent, whether or not such person is entitled to indemnification by the Company pursuant to Section 1 of Article VI of the Company's by-laws or otherwise and whether or not the Company would have the power to indemnify the person against such liability. The Company currently maintains insurance for the benefit and on behalf of its directors and officers insuring against certain liabilities that may be incurred by any such director or officer in or arising out of his capacity as a director, officer or agent of the Company.

  Section 67 of the MBCL authorizes the provisions of Article VI of the Company's by-laws described above, subject to the limitations described above.

  Section 65 of the MBCL provides that performance by a director, officer or incorporator of that person's duties in good faith and in a manner reasonably believed to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances, shall be a complete defense to any claim asserted against such director, officer or incorporator, except as otherwise expressly provided by statute, by reason of such person's being or having been a director, officer or incorporator of the corporation.

  Pursuant to the Merger Agreement, CertainTeed and the Purchaser have agreed to keep such indemnification and insurance arrangements described above in place for a designated period of time subsequent to the Effective Date. See "The Merger Agreement--Indemnification and Insurance."

  Amendment to Rights Agreement. The Company has amended the Rights Agreement (the "Rights Amendment") between the Company and American Stock Transfer & Trust Company to provide that neither the (i) execution, delivery and performance of the Merger Agreement, (ii) the making of the Offer or the purchase of the Shares pursuant to the Offer nor (iii) the Merger shall (A) cause or in any way trigger the exercisability of the Rights (as defined in the Rights Agreement), (B) cause the separation of the Rights from the certificate representing shares to which they are attached, (C) cause CertainTeed, the Purchaser or any affiliate thereof to be considered an Acquiring Person (as defined in the Rights Agreement) or (D) cause the occurrence of a Stock Acquisition Date, Triggering Event or Distribution Date (as each term is defined in the Rights Agreement). A copy of the Rights Amendment is filed as Exhibit (c)(2) hereto, is incorporated herein by reference and the foregoing summary thereof is qualified in its entirety by reference thereto.

  Discussions with Richard C. Maloof and Frank S. Anthony. CertainTeed has had preliminary discussions with Richard C. Maloof, the President and Chief Operating Officer of the Company, and Frank S. Anthony, Vice President, General Counsel and Corporate Secretary of the Company, regarding their continued employment with the Surviving Corporation on terms which have yet to be decided, but these discussions have not yet resulted in any commitments by any of the parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors. The Company's Board of Directors (the "Board") has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all holders of Common Shares and Preference Shares accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received from Dillon, Read & Co. Inc. ("Dillon Read") that the $7.50 per Common Share cash consideration to be received by the holders of Common Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The full text of the fairness opinion received by the Company from Dillon Read, which sets forth the assumptions made, matters considered and limitations of the review undertaken by Dillon Read, is filed herewith as Exhibit (a)(4) and attached hereto as Annex B. Stockholders are urged to read such opinion in its entirety.

  As set forth in the Offer to Purchase, the Purchaser will purchase Shares tendered prior to the Expiration Date if the Minimum Condition shall have been satisfied (or waived under certain circumstances) by that time and if all other conditions to the Offer have been satisfied (or waived under certain circumstances). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under Massachusetts law, the approval of the Board and the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding Common Shares and the affirmative vote of at least 66 2/3% of the issued and outstanding Preference Shares, each voting as a separate class, are required to approve and adopt the Merger Agreement. If the Preference Shares are called for redemption and sufficient funds are deposited for the benefit of the holders of Preference Shares prior to the Effective Date, the need to receive such vote of the Preference Shares would be eliminated. Accordingly, if the Minimum Condition is satisfied and the Offer is consummated, the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

  The Offer is scheduled to expire at 12:00 Midnight, New York City time, on May 9, 1996, unless the Purchaser, with the consent of the Company under certain circumstances, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and CertainTeed announcing the Offer is filed as Exhibit (a)(5) hereto and is incorporated herein by reference in its entirety. A copy of the earlier press release issued by the Company announcing the signing of the Initial Merger Agreement is filed as Exhibit (a)(6) hereto and is incorporated herein by reference in its entirety.

  (b) Background and Reasons for the Recommendation.

BACKGROUND

  The Offer and the Merger represent the culmination of numerous steps undertaken by the Company over the past several years in an effort to stem continuing losses, to reduce debt and to find a strategic partner to invest in the operations of the Company or a buyer to purchase all or a substantial part of the Company.

  In 1993, the Company experienced severe financial setbacks which caused the Company to default in the performance of certain operating and other covenants contained in the Second Amended and Restated Revolving

Credit Agreement with its lending banks and required the Company to classify the related debt as current on its September 30, 1993 balance sheet. Unless aggressively addressed, it was possible that such setbacks could threaten the ongoing viability of the Company. In response to these problems, during 1993, the Company embarked on a program which included refocusing the Company on its core business (i.e., its building materials manufacturing businesses), the elimination of unrelated and nonessential functions, the imposition of strict cost control measures and the restructuring of its bank lines of credit.

  In furtherance of this program, the Company, in the fourth quarter of 1993, began to eliminate its non-core businesses by (i) withdrawing from its on-site environmental remediation business pursuant to a series of minor asset sales and winding down and closing the balance of such business (a process completed in August 1994) and (ii) seeking a buyer for all of its building materials distribution business. The sales effort which began in the first quarter of 1994 resulted in the sale of the Company's distribution business to two subsidiaries of Cameron Ashley, Inc. (each, a "Cameron Subsidiary") for an aggregate purchase price of approximately $28,000,000 in two transactions which closed in August and November of 1994, respectively.

  In addition, and as part of its restructuring program, the Company renegotiated its bank lines of credit, entering into further amendments to its credit facilities in March of 1994. In its effort to focus on its core business, the Company built a $5.5 million asphalt oxidizing plant at its Norwood, Massachusetts roofing plant. The oxidizing plant is designed to (i) reduce the Company's operating costs associated with obtaining processed asphalt from suppliers in other states, and (ii) provide the Company with a convenient and reliable source of processed asphalt for use in the Company's roofing manufacturing operations.

  The deterioration of the Company's financial condition continued. Consequently, in April of 1994, the Company expanded the scope of its restructuring efforts by commencing an active search to find a buyer or merger partner for the Company as a whole. Dillon Read, the Company's financial advisor, was engaged to assist in these efforts. In light of the intensive nature of these efforts, in May of 1994 the Board formed the Strategic Planning Committee, a special committee of the Board, to supervise the Company's efforts to attract a purchaser of the Company's stock or assets and to make appropriate recommendations and reports to the full Board regarding such process.

  As the Company's efforts progressed, the Company's management, the Board, the Strategic Planning Committee, Dillon Read and the Company's legal advisors met together and individually on numerous occasions between May and September 1994 to reevaluate the Company's alternatives, including the possibility of a substantial downsizing of the Company through a sale of the Company's vinyl business headquartered in Bardstown, Kentucky (the "Vinyl Business") and the Company's interests in Kensington (as defined below; the Vinyl Business and the Company's interests in Kensington and such entity's business operations, taken as a whole, are referred to herein as the "Combined Vinyl Business"). The sale of the Combined Vinyl Business was proposed to enable the Company to achieve a significant reduction in, or the elimination of, the Company's debt.

  The Offer and Merger represent the culmination of a series of negotiations between CertainTeed and the Company that began at the Company's initiation in 1994. During the spring and early summer of that year, management of the Company and of CertainTeed undertook to negotiate a proposed merger at a cash price of $13 per Common Share (plus a contingent purchase price of up to $1.25 per Common Share). That transaction would also have included the redemption of the 5% Stock and the Preference Shares. In July of 1994, however, CertainTeed informed the Company that because CertainTeed's only interest was in acquiring the Company's roofing manufacturing business, CertainTeed was not prepared to acquire the Company's assets and contingent liabilities unrelated to its core roofing business. As a result, the Company and CertainTeed terminated their negotiations. Shortly thereafter, CertainTeed indicated orally that it remained interested in acquiring the Company's roofing plant or the entire Company if all or a substantial portion of its non-roofing assets could be divested prior to a CertainTeed acquisition of the Company. In September of 1994, the Company provided additional due diligence materials and suggested continuing discussions.

  During the next several months the Company received various offers from potential purchasers to acquire the entire Company, the Combined Vinyl Business or the Company's roofing manufacturing business. The Board and the Strategic Planning Committee met on several occasions with senior management, Dillon Read and the Company's independent legal counsel to discuss the Company's options in light of the various offers presented.

  After careful consideration of all available options, in March of 1995 the Company sold (with prior stockholder approval) the Vinyl Business (the "Vinyl Sale") to Jannock, Inc. ("Jannock") for $42.5 million plus the assumption by Jannock of certain specified liabilities of the Vinyl Business. This transaction also included a grant to Jannock of an option to purchase the Company's interest in Kensington Partners ("Kensington"), a window fabrication business. In June 1995 Jannock exercised the option and the Company was required to pay approximately $1.4 million to divest Kensington.

  During the summer of 1995, the Company and CertainTeed renewed discussions, including a meeting at CertainTeed's headquarters in Valley Forge, Pennsylvania, at which the status of the Company's asset disposition and contingent liability management program was discussed. The Company indicated that all material non-roofing assets, other than its interest in a San Leon, Texas hydrocarbon waste recycling center, had been divested and that an effort to sell this interest was underway. During the fall of 1995, CertainTeed resumed its due diligence investigation of the Company. Discussions between the parties regarding issues raised during CertainTeed's ongoing due diligence effort continued on a regular basis through February of 1996.

  In November of 1995, the Company caused Bird Environmental Technologies, Inc. ("BETI") to sell its outstanding capital stock of Bird Environmental Gulf Coast, Inc. ("BEGCI"), which owned the San Leon, Texas based hydrocarbon waste recycling center, to GTS Duratek, Inc. for a purchase price of $1.00. In addition, BETI (the 80% owner of BEGCI and an indirect wholly owned subsidiary of the Company) agreed to pay the Purchaser the amount by which BEGCI's current liabilities exceeded its current assets at August 31, 1995, which was approximately $1.3 million. The sale of the recycling center completed the Company's withdrawal from the environmental remediation and recycling industry.

  On September 12, 1995, the Company received a notice (the "Notice") from a prospective purchaser, indicating that it intended to purchase at least 50% of the Company's Common Stock in open market or privately negotiated transactions. The purchases contemplated by the Notice required compliance with the HSR Act pre-merger filing requirements, which requirements were subsequently satisfied. On March 12, 1996, the Company received a letter from the Federal Trade Commission stating that its investigation was closed but reserving the right to take such further action as the public interest may require. Subsequent to the Notice, no offers or notices have been received from such party.

  During January 1996, another qualified prospective purchaser expressed an interest in purchasing the Company. Pursuant to such expression of interest, such party performed extensive due diligence of the Company, its assets and liabilities but ultimately declined to make an offer due to the existence and the threat of certain contingent liabilities relating to the Company's current and prior roofing business.

  In late February and early March of 1996, Thomas A. Decker, Executive Vice President of CertainTeed, spoke by telephone with Joseph D. Vecchiolla, the Company's Chairman, and Frank S. Anthony, the Company's General Counsel, on a number of occasions regarding the possibility of CertainTeed making a proposal to acquire the Company. During those conversations, Mr. Decker was informed that two other prospective purchasers were conducting due diligence investigations of the Company.

  On March 4, 1996, Mr. Decker telephoned Mr. Vecchiolla to say that CertainTeed was prepared to propose an acquisition price of $7.50 per Common Share, subject to negotiation of definitive agreements and agreement upon a satisfactory arrangement regarding alternate transaction fees and expenses. Mr. Decker further indicated that, as in 1994, CertainTeed was prepared to cash out the Preference Shares at their liquidation value, plus all accrued and unpaid dividends, as well as to redeem the 5% Stock in accordance with its terms. On March 10, 1996, the Board of Directors of the Company met and authorized proceeding with further negotiations if

CertainTeed was prepared to indicate its interest in writing. CertainTeed confirmed its proposal in writing on March 11, 1996. Detailed negotiations ensued between the Company and CertainTeed, culminating in agreement on the terms of a merger agreement (the "Initial Merger Agreement"). At a meeting on March 14, 1996, the Board of the Company unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Company's stockholders and approved the Initial Merger Agreement and recommended that stockholders vote in favor of approval and adoption of the Initial Merger Agreement. The Initial Merger Agreement was executed and delivered by the parties that day. The Company issued a press release regarding the Initial Merger Agreement on March 15, 1996.

  On April 3, 1996, CertainTeed proposed to the Company that the parties discuss amending the Initial Merger Agreement to provide for the Offer. CertainTeed indicated it desired to acquire control of the Company on the somewhat more accelerated timetable permitted by a cash tender offer. The Board of the Company considered CertainTeed's proposal on April 5, 1996. The parties negotiated amendments to the Initial Merger Agreement (that did not materially change the fundamental economic terms of the proposed acquisition of the Company), and on April 8, 1996 the Company, the Purchaser and CertainTeed executed the Merger Agreement and issued a joint press release with respect to the Offer. In connection with its approval of the amendments to the Initial Merger Agreement, the Board of the Company unanimously determined that the Offer is fair to, and in the best interests of, the holders of Common Shares and Preference Shares and recommended that the holders of Shares tender all their Shares pursuant to the Offer.

REASONS FOR THE RECOMMENDATION

  In reaching its conclusions described in paragraph (a) above, the Board considered, among other things, the following factors:

    (1) The prospect of continuing to operate the Company's roofing plant at Norwood, Massachusetts as a single plant roofing operation and the Board's perception that current industry, economic and market conditions and trends relative to the roofing industry are negative, as well as concerns about the impact of increased competition resulting from industry consolidation, and the Board's view of the Company's projected future value on a stand-alone basis compared to the consideration available in the Offer. The Board took into account certain significant competitive advantages enjoyed by competitors of the Company's roofing manufacturing business, including, but not limited to, increased purchasing power for raw materials, geographical diversity resulting in lower vulnerability to seasonality due to weather, and stronger balance sheets which, among other things, provide them with opportunities for growth in a capital intensive industry, which opportunities are not available to the Company.

    (2) The fact that (i) only a relatively small number of parties expressed interest in acquiring all of the Company and (ii) following its extensive but unsuccessful negotiations with certain of such interested parties in 1994, 1995 and 1996, it was reasonably unlikely that the Company would receive, in the foreseeable future, offers to engage in alternative transactions on terms more favorable to the Company and its stockholders than those offered by CertainTeed.

    (3) The proposed terms and structure of the Merger and the terms and conditions of the Merger Agreement and the Offer. In this regard the Board specifically considered the ability of the Company to terminate the Merger Agreement, notwithstanding the non-solicitation provisions contained therein, upon the occurrence or non-occurrence of certain events (including upon the failure of the Company's stockholders to approve the Merger), and the limited application of the provisions contained in the Merger Agreement pertaining to the $1,500,000 Alternate Transaction Fee, as described more fully under "The Merger Agreement."

    (4) The effect of the Offer and the Merger on the stockholders of the Company, as well as on the Company's employees.

    (5) The written opinion dated April 5, 1996 (the "Opinion") delivered by Dillon Read to the Board that, subject to the matters set forth therein, the consideration to be received by the holders of Common

  Shares pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the Opinion, which sets forth the assumptions made, matters considered and limits of the review by Dillon Read in rendering the Opinion, is attached as Annex B hereto and filed as Exhibit (a)(4) hereto. Stockholders are urged to read the Opinion in its entirety.

    (6) The fact that the Company could redeem the Preference Shares for the same price as is available in the Offer.

    (7) The experience, favorable reputation and perceived motivation of CertainTeed and its executives and CertainTeed's financial condition and strength, which factors demonstrated CertainTeed's financial ability and underscored CertainTeed's earnest intent to consummate the Offer and the Merger.

  In light of the Board's uneasiness with operating a single plant roofing business in an industry that has been consolidating with other participants that are larger and financially stronger than the Company and the value available in the Offer, the Board determined that the Offer and the Merger are in the best interest of the Company and its stockholders.

  The Board analyzed and considered all of the foregoing factors in comparing its alternatives to the Offer and the Merger and in evaluating the merits of the Offer and the Merger, including the opinion of Dillon Read.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. For purposes of the reviews described above, the Board adopted, as its own, the analyses of Dillon Read as its financial advisor.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Dillon Read is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Dillon Read is entitled to a fee of $150,000, which became payable at the time the Opinion of Dillon Read referred to in Item 4 was delivered, and to a transaction fee of $600,000, which shall become payable in cash upon the earlier of (i) acquisition by the Purchaser of the number of Shares constituting the Minimum Condition, (ii) the Merger or (iii) the consummation of another sale, merger, consolidation or other business combination of the Company with CertainTeed that results in the acquisition of the stock of the entire Company or substantially all of its assets. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Dillon Read periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Dillon Read against certain expenses and liabilities incurred in connection with its engagement.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, during the past sixty days no transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of options, and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Item 3, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex A is being furnished in connection with the possible designation by CertainTeed, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase Dated April 12, 1996.*
 (a)(2) Letter of Transmittal.*
 (a)(3) Information Statement.*
 (a)(4) Fairness Opinion of Dillon Read dated April 5, 1996.*
 (a)(5) Press release issued by the Company and CertainTeed on April 8, 1996.
 (a)(6) Press release issued by the Company on March 15, 1996.
 (a)(7) Letter to shareholders dated April 12, 1996.*
 (c)(1) Amended and Restated Agreement and Plan of Merger dated as of April 8,
        1996, among the Company, Purchaser and CertainTeed.
 (c)(2) Amendment to Rights Agreement, dated April 5, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

- --------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Bird Corporation

                                         By:/s/ Frank S. Anthony
                                            -----------------------------------
                                            Name: Frank S. Anthony
                                            Title: Vice President

Date: April 12, 1996